

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Kwanghyun Kim
President
Roid Group, Inc.
10246 Black Mountain Rd.
San Diego, CA 92126

  Re: Roid Group, Inc.
    Registration Statement on Form 10-12G
    Filed January 11, 2021
    File No. 000-56240

Dear Dr. Kim:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed January 11, 2021

Cautionary Statements Regarding Forward-Looking Statements, page 4

1. Given your disclosure that you may be an issuer of penny stock and that it appears you are not currently subject to the reporting requirements of the Exchange Act, please delete the references to the statutes you cite here.

Description of the Business, page 5

2. Please ensure that you have updated the disclosure to the extent practicable. For example, we note the disclosure in the last two paragraphs on page 7 about the "current price" and the yield percentages are the same as the prices and percentages mentioned on pages 32 and 33, respectively, of Amendment No. 5 to Registration Statement on Form S-1 filed by Roid Group, Inc. on November 6, 2015.

Plan of Operations, page 10

3. Please include the information missing from the chart on page 10. For example, the chart does not indicate which month the small factory would be set up.

Risk Factors, page 12

4. Please include a risk factor to highlight the disclosure on page 35 that the disclosure controls and procedures were not effective.

Directors and Executive Officers, page 24

5. Please provide the disclosure required by Item 401 of Regulation S-K concerning Myoungae Cha.

6. Please disclose the information required by Item 401 of Regulation S-K with respect to the individuals covered by Exhibits 10.5 and 10.6, or tell us why you believe disclosure is not required.

Executive Compensation, page 27

7. Please update your disclosure to reflect the most recently completed fiscal year.

8. Please reconcile your disclosure on page 27 that you have no employment contracts, compensatory plans or arrangements to your references on page 37 to employment agreements filed as exhibits.

9. Please reconcile the disclosure on page 27 that the officers do not receive compensation for their services with your disclosure in the first paragraph on page 29 that you had outstanding paychecks to an officer.

Item 13. Financial Statements and Supplementary Data, page 33

10. Please revise to include interim financial statements as required by Rules 8-03 and 8-08 of Regulation S-X. In addition, revise your Management's Discussion and Analysis and other relevant sections of the filing to provide updated financial information.

Management's Report on Internal Control over Financial Reporting, page 35

11. Revise Management's Report on Internal Control over Financial Reporting to clearly disclose the version of the COSO framework that was used by management when performing its evaluation - e.g., Internal Control Integrated Framework (2013).

Signatures, page 38

12. Please delete the second paragraph of text on the Signatures page.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Martin James, Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Andrew Coldicutt